UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MANCHESTER UNITED plc
(Name of Issuer)

Class A Ordinary Shares, Par Value $0.0005 Per Share
(Title of Class of Securities)

G5784H106
(CUSIP Number)

c/o Manchester United plc

Old Trafford

Manchester M16 0RA

United Kingdom

+44 (0) 161 868 8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G5784H106	Page 2 of 8
13D

1		NAME OF REPORTING PERSON (ENTITIES ONLY) Trawlers Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,850,343
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,850,343
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,850,343
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.1%
14		TYPE OF REPORTING PERSON CO

CUSIP No. G5784H106	Page 3 of 8
13D

1		NAME OF REPORTING PERSON (ENTITIES ONLY) James A. Ratcliffe
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 46,850,343
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 46,850,343
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,850,343
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.1%
14		TYPE OF REPORTING PERSON IN

Introductory Note

This statement on Schedule 13D (“Schedule 13D”) relates to the beneficial ownership by the Reporting Persons (as defined below) of the Class A ordinary shares, par value $0.0005 per share (“Class A ordinary shares”) of Manchester United plc, a Cayman Islands company (the “Issuer”), whose principal executive offices are located at Sir Matt Busby Way, Old Trafford, Manchester, England, M16 0RA. This Schedule 13D is being filed by the Reporting Persons pursuant to their joint filing agreement (the “Joint Filing Statement”) filed as Exhibit A to this Schedule 13D.

On December 24, 2023, Trawlers Limited (“Trawlers”), a company limited by shares incorporated under the laws of the Isle of Man and wholly owned by James A. Ratcliffe (a “Reporting Person” and together with Trawlers, the “Reporting Persons”), a natural person, entered into that certain agreement (the “Transaction Agreement”) among Trawlers, the Issuer and the holders of the Issuer’s Class B ordinary shares, par value $0.0005 per share (collectively, the “Class B ordinary shares” and together with the Class A ordinary shares, the “Ordinary Shares”), identified therein (the “Sellers”).

The Transaction Agreement provided that, among other things, and on the terms and subject to the conditions of the Transaction Agreement, (i) Trawlers would commence a cash tender offer to purchase, at a purchase price of $33.00 per share, up to 13,237,834 Class A ordinary shares (which, based on information provided by Issuer, represented twenty-five (25) per cent of the issued and outstanding Class A ordinary shares as of the close of business on December 22, 2023, rounded to the nearest whole Class A ordinary share) (the “Offer Cap”), with the holders of the Class A ordinary shares having the right to tender all of their Class A ordinary shares subject to a pro rata cutback in the event that the number of Class A ordinary shares that were validly tendered (and not validly withdrawn) exceeded the Offer Cap (the “Class A Share Tender Offer”), (ii) Trawlers would purchase from the Sellers, at a purchase price of $33.00 per share, a number of Class B ordinary shares as set forth in the Transaction Agreement which represented, in the aggregate, twenty-five (25) per cent of the issued and outstanding Class B ordinary shares as of the date of the Transaction Agreement, upon the terms and subject to the conditions of the Transaction Agreement (the “Class B Share Sale”), (iii) at the Closing (as defined in the Transaction Agreement), Trawlers would subscribe for a number of Class A ordinary shares and Class B ordinary shares as set forth in the Transaction Agreement for an aggregate subscription price of $200 million (the “Closing Subscription” and, together with the Class B Share Sale and the Class A Share Tender Offer, the “Closing Transactions”) and (iv) Trawlers will, on or prior to December 31, 2024, or such earlier date following the Closing as Trawlers may notify the Issuer in writing on no less than ten (10) business days’ written notice, subscribe for the number of Class A ordinary shares and Class B ordinary shares as set forth in the Transaction Agreement for an aggregate subscription price of $100 million (the “Subsequent Subscription” and, together with the Closing Transactions, the “Transactions”).

On February 20, 2024, Trawlers completed the Class A Share Tender Offer and acquired 13,237,834 Class A ordinary shares of the Issuer. Following the expiration time of the Class A Share Tender Offer, Trawlers completed (i) the Class B Share Sale and purchased from the Sellers 27,551,903 Class B ordinary shares and (ii) the Closing Subscription and was issued 1,966,899.062 Class A ordinary shares and 4,093,706.998 Class B ordinary shares.

The foregoing description of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement, a copy of which is filed as Exhibit 99.1 to the Current Report on Form 6-K filed by the Company with the SEC on December 26, 2023, and is incorporated herein by reference.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Class A ordinary shares of the Issuer, which has its principal executive offices located at Sir Matt Busby Way, Old Trafford, Manchester, England, M16 0RA.

Item 2.	Identity and Background.

This statement is being filed pursuant to Rule 13d-1 under the Act by the Reporting Persons. The address of the principal business and the principal office of Trawlers is Fort Anne, Douglas, IM1 5PD, Isle of Man. Trawlers has been organized solely in connection with the Offer and has not carried on any activities other than entering into the Transaction Agreement, and activities in connection with the Transaction Agreement and the Offer. The business address of James A. Ratcliffe at INEOS is Hawkslease, Chapel Lane, Lyndhurst, Hampshire, SO43 7FG.

The name, business address, present principal occupation or employment and citizenship of James A. Ratcliffe and each director and executive officer (including a director and executive officer who may be a controlling person) of Trawlers (such directors and executive officers, collectively, the “Listed Persons”) is set forth on Schedule I to Offer to Purchase, dated January 17, 2023 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and filed by the Reporting Persons on the Tender Offer Statement on Schedule TO with the SEC on January 17, 2024 (together with the exhibits thereto, as it may be amended or supplemented from time to time, the “Schedule TO”) and is incorporated by reference as Exhibit C herein.

During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Listed Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Section 10 – “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

The Reporting Persons acquired the Ordinary Shares because it is an opportunity for the Reporting Persons to acquire an ownership stake in the Club (as defined in the Transaction Agreement) on the terms of the Transaction Agreement and the other transaction documents related to the Offer, pursuant to which the Reporting Person will acquire certain control rights of the business of the Company.

Other than as disclosed in the Schedule TO, the Reporting Persons do not have any plans or proposals and are not party to any negotiations, in each case, as described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may, however, in the future consider, explore and/or develop plans and/or make proposals (whether preliminary or final) with respect to, among other things, extraordinary transactions and transactions relating to a material amount of the Company’s assets, dividend policy, composition of the Board and management (including with respect to the sporting operations of the Company), corporate structure and business, sale transactions, acquiring additional securities of the Company, making amendments to the governing instruments of the Company and the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to communicate with the Company’s management and Issuer’s board of directors about, and may enter into negotiations and agreements with them regarding the foregoing and may communicate with other shareholders and third parties in respect of the same. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons may change their intentions with respect to any and all matters referred to in this Item 4. They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans, proposals or other actions or proceed with such transactions.

The Reporting Persons also intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to Trawlers, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, Trawlers may endeavor (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Company, including through transactions involving the Ordinary Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as Trawlers may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Ordinary Shares without affecting their beneficial ownership of the Ordinary Shares. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons, as well as the number of Class A ordinary shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof.

Reporting Person	Amount beneficially owned(1)	Percent of class(2)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Trawlers Limited	46,850,343	54.1%	0	46,850,343	0	46,850,343
James A. Ratcliffe	46,850,343	54.1%	0	46,850,343	0	46,850,343

(1)	Trawlers Limited is the record holder of 31,645,610 Class B ordinary shares, which are convertible on a one-for-one basis into Class A ordinary shares at any time at the option of the holder.

(2)	Based on 54,918,234.1 Class A ordinary shares outstanding as of the close of business on February 20, 2024, and assumes conversion of the Class B ordinary shares held by the Reporting Persons.

(c) None of the Reporting Persons, or to the Reporting Persons’ knowledge, none of the Listed Persons, has effected any transactions in Class A ordinary shares in the past 60 days, other than the those described in the Introductory Note.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 24, 2023, (i) Trawlers entered into the Transaction Agreement, (ii) Trawlers entered into that certain governance agreement (the “Governance Agreement”) with the Issuer and the Sellers, (iii) Trawlers entered into that certain voting agreement (the “Voting Agreement”) with the Issuer and the Sellers, (iv) the Reporting Persons entered into that certain equity commitment letter (the “Equity Commitment Letter”) with one another and (v) Trawlers entered into that certain limited guarantee (the “Limited Guarantee”) with the Issuer and the Sellers.

On February 20, 2024, as contemplated by the Transaction Agreement, Trawlers entered into that certain registration rights agreement (the “Registration Rights Agreement”) with the Issuer and the Sellers.

The material terms of the Transaction Agreement, Governance Agreement, Voting Agreement, Equity Commitment Letter, Limited Guarantee and Registration Rights Agreement are described in Section 13 – “Summary of the Transaction Agreement and Certain Other Agreements” of the Offer to Purchase, which descriptions are incorporated herein by reference. Such descriptions are qualified in their entirety by the full texts of the Transaction Agreement, Governance Agreement, Voting Agreement, Equity Commitment Letter, Limited Guarantee and Registration Rights Agreement, are attached hereto as Exhibits D, E, F, G, H and I respectively, and are incorporated herein by reference.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A*	Joint Filing Agreement, dated February 20, 2024, by and among the Reporting Persons.

Exhibit B*	Limited Power of Attorney for Section 13 Filings, dated February 12, 2024.

Exhibit C	Offer to Purchase, dated January 17, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by the Reporting Persons on January 17, 2024).

Exhibit D	Transaction Agreement, dated as of December 24, 2023, by and among the Issuer, Trawlers and the Sellers (incorporated by reference to Exhibit 99.1 to the Issuer’s Report of Foreign Issuer on Form 6-K filed with the SEC on December 26, 2023).

Exhibit E	Governance Agreement, dated as of December 24, 2023, by and among the Issuer, Trawlers and the Sellers (incorporated by reference to Exhibit 99.2 to the Issuer’s Report of Foreign Issuer on Form 6-K filed with the SEC on December 26, 2023).

Exhibit F	Voting Agreement, dated as of December 24, 2023, by and among the Issuer, Trawlers and the Sellers (incorporated by reference to Exhibit 99.3 to the Issuer’s Report of Foreign Issuer on Form 6-K filed with the SEC on December 26, 2023).

Exhibit G	Equity Commitment Letter, dated as of December 24, 2023, by and between the Reporting Persons (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by the Reporting Persons on January 17, 2024).

Exhibit H	Limited Guarantee, dated as of December 24, 2023, by and among the Issuer, James A. Ratcliffe and the Sellers (incorporated by reference to Exhibit 99.4 to the Issuer’s Report of Foreign Issuer on Form 6-K filed with the SEC on December 26, 2023).

Exhibit I	Registration Rights Agreement, dated as of February 20, 2024, by and among the Issuer, the Sellers and Trawlers (incorporated by reference to Exhibit 99.2 to the Issuer’s Report of Foreign Issuer on Form 6-K filed with the SEC on February 21, 2024).

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

February 21, 2024

TRAWLERS LIMITED

By:	/s/ Tristan Head
Name: Tristan Head
Title: Officer

JAMES A. RATCLIFFE

By:	/s/ Jonathan Ginns**

** The Power of Attorney, executed by James A. Ratcliffe authorizing the signatory to sign and file this Schedule 13D on James A. Ratcliffe’s behalf, filed as Exhibit B to this Schedule 13D.